SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes            No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.          an announcement regarding poll results of the second extraordinary general meeting  of China Petroleum & Chemical Corporation (the “Registrant”); and
2.          an announcement regarding list of directors and their roles and function of the Registrant;

Each made by the Registrant on September 28, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Poll Results of the Second Extraordinary General Meeting
for the Year 2020

I. CONVENING AND ATTENDANCE OF THE EGM

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held its second extraordinary general meeting for the year 2020 (the “EGM” or the “Meeting”) at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing on Monday, 28 September 2020 at 9:00 a.m.

1. Number of shareholders and authorised proxies attending the EGM	189
of which: A shareholders	184
H shareholders	5
2. Total number of valid voting shares held by the attending shareholders or proxies	95,361,753,028
of which: A shares	83,297,655,816
H shares	12,064,097,212
3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the EGM (%)	78.765012
of which: A shares	68.800548
H shares	9.964464

As at the registration date (i.e. at the close of business on 28 August 2020), the total number of shares issued by the Company was 121,071,209,646 shares. The total number of shares entitling the shareholders to attend and vote on a resolution at the EGM was 121,071,209,646 shares. The shareholders of the Company did not hold any shares that entitling the shareholder to attend and abstain from voting in favour or that are required to abstain from voting. Nor had any shareholders of the Company stated their intention in the circular of Sinopec Corp. dated 13 August 2020, the supplemental notice of the EGM dated 31 August 2020 and the further supplemental notice of the EGM dated 11 September 2020 to vote against any resolution or to abstain from voting at the EGM.

The EGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Zhang Yuzhuo, Chairman of the Board, chaired the EGM. The Company currently has 8 Directors and 6 Supervisors as at the time of the EGM. Mr. Zhang Yuzhuo, as Chairman of the Board, Mr. Ma Yongsheng, Mr. Yu Baocai, Mr. Liu Hongbin and Mr. Ling Yiqun, as Directors, attended the EGM; Mr. Tang Min, Mr. Cai Hongbin and Mr. Ng, Kar Ling Johnny, as Independent Non-executive Directors, did not attend the EGM due to other working arrangements. Mr. Zhao Dong, Chairman of the Board of Supervisors of Sinopec Corp., Mr. Yu Renming and Mr. Li Defang, as Supervisors, attended the EGM; Mr. Sun Huanquan, Mr. Jiang Zhenying and Mr. Zou Huiping, as Supervisors, did not attend the EGM due to other working arrangements. Mr. Chen Ge, as Senior Vice President, Ms. Shou Donghua, as Chief Financial Officer and Mr. Zhao Rifeng, as Vice President, were present at the EGM. Mr. Huang Wensheng, as Vice President and the Secretary to the Board, attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the People’s Republic of China (“PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II. POLL RESULTS OF THE EGM

Ordinary Resolutions:

1.	To consider and approve the resolution in relation to the disposal of oil and gas pipeline and relevant assets.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,296,090,446	99.998150	1,540,770	0.001850
H Share	12,055,675,235	99.930190	8,421,977	0.069810
Total	95,351,765,681	99.989553	9,962,747	0.010447

2.	The special interim dividend distribution plan for 2020.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,296,259,046	99.999026	811,570	0.000974
H Share	12,057,843,335	99.980018	2,409,877	0.019982
Total	95,354,102,381	99.996622	3,221,447	0.003378

3.	To elect Mr. Zhang Shaofeng as a non-executive director of the seventh session of the board of directors of Sinopec Corp.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,289,694,890	99.991146	7,374,726	0.008854
H Share	10,924,174,105	96.679336	375,214,697	3.320664
Total	94,213,868,995	99.595556	382,589,423	0.404444

III. DISTRIBUTION OF SPECIAL INTERIM DIVIDEND FOR 2020

The resolution regarding the special interim dividend distribution plan for 2020 was duly approved by the shareholders at the EGM. Please refer to the supplemental notice of the EGM of Sinopec Corp. dated 31 August 2020 for the full text of the resolution.

Sinopec Corp. will distribute a special interim dividend for 2020 of RMB0.07 per share (tax inclusive), which is calculated on the basis of the total share capital of the Company as of the record date for dividend distribution (i.e. 22 October 2020). The special interim dividend shall be paid on or before 5 November 2020 to all shareholders whose names appear on the register of members of Sinopec Corp. on 22 October 2020. In order to be qualified for the special interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong before 4:30 p.m. on 15 October 2020 for registration. The register of members of H shares of Sinopec Corp. will be closed from 16 October 2020 to 22 October 2020 (both days inclusive). The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar (i.e. HK$1 = RMB0.876378) as published by the People’s Bank of China one week ahead of the date of declaration of the special interim dividend, i.e. 28 September 2020. The special interim dividend of HK$0.0799 per H share (tax inclusive) of the Company will be distributed.

Investors are advised to pay attention to the taxation on the special interim dividend for 2020 as set out in the interim results announcement of the Company dated 28 August 2020.

IV. WITNESS BY LAWYERS

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the EGM, the eligibility of the convenor of the EGM, the eligibility of the shareholders (or their proxies) attending the EGM and the voting procedures at the EGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the EGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the EGM.

V. DOCUMENTS FOR INSPECTION

1.	The Resolutions passed at the EGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal;

2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President, Secretary to the Board

Beijing, PRC
28 September 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Yu Baocai
•	Liu Hongbin
•	Ling Yiqun

Non–Executive Directors
•	Zhang Yuzhuo
•	Zhang Shaofeng

Independent Non–Executive Directors
•	Tang Min
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Ma Yongsheng
Ling Yiqun
Cai Hongbin

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee
Function	Name
Chairman	Tang Min
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Nomination Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Cai Hongbin

Beijing, 28 September 2020
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai#, Liu Hongbin #, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 29, 2020